UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	AssetMark Funds II
Address of Principal Business Office	2300 Contra Costa Boulevard, Suite 600
(No. & Street, City, State, Zip Code):	Pleasant Hill, CA 94523-3967
Telephone Number (including area code):	800-664-5345

Name and address of agent for	The Corporation Trust Company
service of process:	Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

With copies of Notices	Michael P. O’Hare, Esquire
and Communications to:	Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

Carrie E. Hansen
2300 Contra Costa Boulevard, Suite 600
Pleasant Hill, CA 94523-3967

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES [X]NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the undersigned trustee and officers of the registrant have caused this notification of registration to be duly signed on behalf of the registrant in the city of Pleasant Hill and the state of California on the 22nd day of October, 2010.

AssetMark Funds II
(REGISTRANT)
By:
/s/Carrie E. Hansen
Carrie E. Hansen, President and Trustee

/s/Starr E. Frohlich
Starr E. Frohlich, Vice President and Treasurer
Attest:    /s/Christine Villas-Chernak
Christine Villas-Chernak, Secretary